SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

Otonomy, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

68906L105
(CUSIP Number)

December 31, 2015
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:
[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68906L105

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)		Domain Partners VIII, L.P.
2)	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power	832,566 shares of Common Stock *
	6)	Shared Voting Power	-0-
	7)	Sole Dispositive Power	832,566 shares of Common Stock *
	8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person		832,566 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)		3.4% **
12)	Type of Reporting Person		PN

* As of December 31, 2015
** Based on 24,238,269 shares of Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2015 filed with the Securities and Exchange Commission on November 10, 2015.

CUSIP No. 68906L105

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	DP VIII Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power	6,650 shares of Common Stock *
6)	Shared Voting Power	-0-
7)	Sole Dispositive Power	6,650 shares of Common Stock *
8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	6,650 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	Less than 0.1% **
12)	Type of Reporting Person	PN

* As of December 31, 2015
** Based on 24,238,269 shares of Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2015 filed with the Securities and Exchange Commission on November 10, 2015.

CUSIP No. 68906L105

Amendment No. 1 to Schedule 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G relating to the Issuer filed with the Securities and Exchange Commission by the Reporting Persons on February 5, 2015 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are amended and restated as follows:

Item 4              Ownership.

(a) through  (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Amendment No. 1 to Schedule 13G is incorporated herein by reference. In addition, One Palmer Square Associates VIII, LLC, the sole general partner of each of the Reporting Persons, directly beneficially owns 29,860 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.  Such ownership is stated as of December 31, 2015 and is based on 24,238,269 shares of Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2015 filed with the Securities and Exchange Commission on November 10, 2015.

Item 5              Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

CUSIP No. 68906L105

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2016

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member